(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS PRELIMINARY Q2 2020 RESULTS

Vancouver, British Columbia, July 9, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) is pleased to announce results for the second quarter ("Q2")1 from the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano.  The Company expects to release its full financial and operational results before the market opens on July 30, 2020.

AGM Q2 Highlights (100% basis):

  Proceeds of $101.3 million generated from gold sales of 61,385 ounces at an average realized price of $1,651 per ounce

  Record gold production of 69,772 ounces

  Mined 1.36 million tonnes ("Mt") of ore, including 0.62Mt of ore from Esaase

  Processed a record 1.64Mt of ore with an average gold grade of 1.4 grams per tonne ("g/t")

"The Asanko Gold Mine delivered another record quarter in milling and production," said Greg McCunn, Chief Executive Officer. "With a second quarter of execution we remain on track to deliver between 225,000 and 245,000 ounces of gold at all-in sustaining costs2 of between $1,000 and $1,100 per ounce for calendar 2020.  The strong performance of the operations enabled a further $30m distribution from the joint venture during Q2.

"As a result of receiving $15m in distributions from the AGM, the Company's financial position continued to strengthen with our corporate cash and receivables balance increasing to approximately $68 million at quarter-end with no debt."

Health and Safety

During the quarter, there were no lost time injuries ("LTI") and one total recordable injury ("TRI") reported resulting in a LTI frequency rate of nil per million employee hours worked and a TRI frequency rate of 0.41 per million employee hours worked.

Production
In Q2, the AGM sourced ore from the Nkran, Akwasiso and Esaase pits as well as run of mine stockpiles. During the quarter, 0.34Mt of waste and 0.55Mt of ore at an average gold grade of 1.4 g/t were mined from the Nkran pit. The Esaase pits collectively delivered 0.62Mt of ore at an average gold grade of 1.4 g/t with 5.45Mt of waste mined.  At the Akwasiso pit ore mined totaled 0.19Mt and 2.34Mt of waste mined with an average grade of 1.4 g/t.

The processing plant milled 1.64Mt at a gold grade of 1.4 g/t during the quarter with metallurgical recovery averaging 95%.

AGM Key Production Statistics (100% basis)	Units	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Total Tonnes Mined	000 t	9,488	8,962	6,361	7,477	8,864	8,089
Waste Tonnes Mined	000 t	8,128	7,051	4,956	6,372	7,808	6,584
Ore Tonnes Mined	000 t	1,361	1,911	1,405	1,105	1,056	1,505
Strip Ratio	W:O	6.0:1	3.7:1	3.5:1	5.8:1	7.4:1	4.4:1
Average Gold Grade Mined	g/t	1.4	1.6	1.6	1.5	1.6	1.4
Ore Treated	000 t	1,638	1,400	1,460	1,439	1,375	1,224
Gold Feed Grade	g/t	1.4	1.6	1.5	1.4	1.5	1.6
Gold Recovery	%	95	94	94	94	93	93
Gold Produced	oz	69,772	66,333	66,112	62,440	62,067	60,425

Sales and Liquidity

Gold production for the quarter totalled 69,772 ounces with gold sales of 61,385 ounces at an average realized price of $1,651 per ounce, generating gold sales proceeds of $101.3 million for the quarter. JV  distributions from the joint venture to the joint venture partners during the quarter totalled $30.0 million.

The Company held approximately $68 million in unaudited cash and receivables at the quarter-end following receipt of the $15.0 million distribution from the JV and the use of $0.3 million in buying back shares under its Normal Course Issuer Bid.  The Company has no debt.

COVID-19 Update

The JV continues to undertake precautionary measures in response to the COVID-19 global pandemic to protect the health and safety of its employees, their families and the local communities. Currently, there are 10 active cases of COVID-19 amongst contractors and employees of the AGM and no active cases with Galiano Gold employees.  All active cases at the AGM are asymptomatic cases that were identified through proactive tracking, tracing and testing.  Strict hygiene, monitoring and social distancing protocols are in place in accordance with the Ghanaian Ministry of Health guidelines which allows the mine to continue to operate.

Notes:

1 Q2 2020 Results include an extra eight days of production due to a change in the AGM's production calendar in order to align with a recent change in Gold Fields' production calendar. The AGM's production calendar now coincides with the final day of the quarter-end month.

2 Non-GAAP Performance Measures

The Company has made reference to certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a description of the methodology used to calculate these non-GAAP performance measures, see the Non-GAAP Measures section of Galiano's previously filed Q1 2020 Management Discussion and Analysis.

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  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of AISC as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: lynette.gould@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: gold production and cost estimates for calendar 2020. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying the Mineral Resource and Mineral Reserve estimates, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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